United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VTTI Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y9384M101

(CUSIP Number)

Robert Nijst

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

+44 20 3772 0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. Y9384M101		Page 1 of 13 Pages

1	Names of Reporting Persons Buckeye Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person PN

13D
CUSIP No. Y9384M101		Page 2 of 13 Pages

1	Names of Reporting Persons Buckeye Raritan Bay Terminal LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person OO (limited liability company)

13D
CUSIP No. Y9384M101		Page 3 of 13 Pages

1	Names of Reporting Persons Buckeye North Sea Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person OO (Netherlands Coöperatief)

13D
CUSIP No. Y9384M101		Page 4 of 13 Pages

1	Names of Reporting Persons Vitol Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D
CUSIP No. Y9384M101		Page 5 of 13 Pages

1	Names of Reporting Persons Martank B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D
CUSIP No. Y9384M101		Page 6 of 13 Pages

1	Names of Reporting Persons VIP Terminals Finance B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D
CUSIP No. Y9384M101		Page 7 of 13 Pages

1	Names of Reporting Persons VIP Terminals Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D
CUSIP No. Y9384M101		Page 8 of 13 Pages

1	Names of Reporting Persons VTTI B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,896,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,896,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person CO

13D
CUSIP No. Y9384M101		Page 9 of 13 Pages

1	Names of Reporting Persons VTTI MLP Partners B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,295,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,295,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,295,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person CO

13D
CUSIP No. Y9384M101		Page 10 of 13 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 6, 2017 (the “Statement”), relating to the common units representing limited partner interests (the “Common Units”) of VTTI Energy Partners LP, a Marshall Islands limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Merger Agreement

On May 8, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the General Partner, VTTI, MLP Partners, and VTTI Merger Sub LLC, a direct, wholly owned subsidiary of MLP Partners (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of VTTI (the “Merger”).

Upon completion of the Merger, each Common Unit outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those Common Units held by (a) the Foundation that do not correspond to a vested depositary receipt issued to an employee, consultant or director of the Issuer or its affiliates (the “Unvested LTIP Units”), and (b) MLP Partners, will be converted into the right to receive $19.50 in cash, which will be paid without interest and reduced by any applicable tax withholding (the “merger consideration”). The Unvested LTIP Units will be cancelled at the Effective Time without payment therefor, and the Common Units held by MLP Partners will not be cancelled, will not be converted into merger consideration and will remain outstanding as Common Units following the Effective time. The General Partner will remain the sole general partner of the Issuer.

The Merger Agreement contains customary representations, warranties and covenants by each of the parties. Completion of the Merger is conditioned upon, among other things, (1) approval of the Merger Agreement and the Merger by the holders of at least a majority of the outstanding Common Units that are not held by the General Partner and its affiliates (each such Common Unit, a “Non-Affiliated Common Unit”) and by the holders of at least a majority of the outstanding Subordinated Units, with holders of the Non-Affiliated Common Units and the holders of the Subordinated Units voting as separate classes; and (2) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The conflicts committee of the board of directors of the General Partner and the board of directors of the General Partner have each approved the Merger Agreement, and the board of directors of the General Partner has agreed to submit the Merger Agreement to a vote of the common unitholders and recommended that such unitholders adopt the Merger Agreement.

13D
CUSIP No. Y9384M101		Page 11 of 13 Pages

The Issuer will hold a special meeting (the “Special Meeting”) of its unitholders to obtain the vote of certain of its unitholders to adopt and approve the Merger Agreement and the transactions contemplated thereby. Pursuant to the Merger Agreement, MLP Partners, which owns 100% of the Subordinated Units, has agreed to appear at the Special Meeting and either vote in person or by proxy or deliver a written consent to adopt and approve the Merger Agreement and transactions contemplated thereby, including the Merger.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated by reference in its entirety into this Item 4.

As promptly as possible after the Effective Time, the Issuer will cause the Common Units to be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Merger Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D, filed on March 6, 2017.)

4	Agreement and Plan of Merger dated May 8, 2017 by and between VTTI Energy Partners LP, VTTI Energy Partners GP LLC, VTTI B.V., VTTI MLP Partners B.V., and VTTI Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 6-K furnished on May 8, 2017.)

13D
CUSIP No. Y9384M101		Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2017

Buckeye Partners, L.P.

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and
Secretary

Buckeye Raritan Bay Terminal LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and
Secretary

Buckeye North Sea Coöperatief U.A.

By:	/s/ Keith E. St. Clair
Name:	Keith E. St. Clair
Title:	Managing Director A

By:	/s/ Richard Ivo Larry van Dijk
Name:	Richard Ivo Larry van Dijk
Title:	Managing Director B

Vitol Holding B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Andries P. Eeltink
Name:	Andries P. Eeltink
Title:	Managing Director

13D
CUSIP No. Y9384M101		Page 13 of 13 Pages

Martank B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

VIP Terminals Finance B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ James Cemm
Name:	James Cemm
Title:	Managing Director

VIP Terminals Holding B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Paul Tulling
Name:	Paul Tulling
Title:	Managing Director

VTTI B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MLP Partners B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director